December 11, 2012

Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:           Pruco Life Insurance Company (“Pruco Life”)
Pruco Life Flexible Premium Variable Annuity Account

Pruco Life Insurance Company of New Jersey (“PLNJ”)
Pruco Life of New Jersey Flexible Premium Variable Annuity Account

Post-effective amendments to certain Form N-4 registration statements

Dear Ms. Samuel:

Along with this letter, we are filing post-effective amendments under Rule 485(a) to the following Form N-4 registration statements of Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey (together, “the Companies”):

Pruco Life	File Nos.
Prudential Premier ® Retirement Variable Annuities	333-162673
Prudential Premier® Advisor Variable Annuities	333-162680
Prudential Premier® Retirement Variable Annuity	333-170466
PLNJ
Prudential Premier ® Retirement Variable Annuities	333-162678
Prudential Premier® Advisor Variable Annuities	333-162676
Prudential Premier® Retirement Variable Annuity	333-170468

The purpose of these amendments is to make available our new version of optional living benefits to certain existing contract owners and to make changes to the portfolios of the Advanced Series Trust (“AST”).  These new optional living benefits and changes to the AST are described in supplements to the current variable annuity prospectuses for those existing contract owners.

The Companies believe that the supplements to the current variable annuity prospectuses provide concise disclosure with regard to the new version of the optional living benefits and portfolio changes.  The descriptions of the new optional benefits (including the benefits, risks and costs) and portfolio changes are fully described in the supplements, making multiple cross-references to the prospectuses unnecessary.

Subject to our rules, an existing contract owner has the ability elect one of the new optional living benefit or terminate an existing benefit and elect one of the new optional living benefits.  In all cases, the contract owner remains in his or her existing contract and there is no contract surrender.  The new guarantees under any new benefit elected will begin based on the Unadjusted Account Value as of the date the new benefit becomes effective under the contract.

New Optional Living Benefits

The supplements describe the following new lifetime withdrawal benefits:

•	Highest Daily Lifetime® Income v2.1 Benefit;
•	Highest Daily Lifetime® Income v2.1 with Lifetime Income Accelerator Benefit;
•	Spousal Highest Daily Lifetime® Income v2.1 Benefit;
•	Highest Daily Lifetime® Income v2.1 with Highest Daily Death Benefit; and
•	Spousal Highest Daily Lifetime® Income v2.1 with Highest Daily Death Benefit.

These new optional benefits are identical to the optional benefits that were included in the initial N-4 registration statements filed by the Companies, on behalf of their Registrants, on November 9, 2012.  The disclosure in the supplements that are contained in these Amendments is substantially similar to the disclosure in the prospectuses in those initial N-4 registration statements that describe the next generation of the contracts.

Changes to the Advanced Series Trust

The supplements describe three new portfolios and changes to two other portfolios.  The new portfolios are the AST AQR Emerging Markets Equity Portfolio, AST Clearbridge Dividend Growth Portfolio and AST QMA Emerging Markets Equity Portfolio.  Also, the supplements describe a name change to the JPMorgan International Equity Portfolio.

****

The supplements will amend the registration statements for Pruco Life’s and PLNJ’s Prudential Premier Retirement Variable Annuities shown in the table above.  We represent and acknowledge that:

•	the depositor and the registrant are responsible for the adequacy and accuracy of the disclosure in the instant filings; and

•
staff comments, or changes to disclosure in response to staff comments in the filings reviewed by the staff, do not foreclose the Commission from taking any action with respect to the instant filings; and

•	the depositor and the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you have any questions regarding these filings.  I can be reached at (203) 944-5336.

Very truly yours,

/s/William J. Evers
                                                                          William J. Evers